CAPITAL ACCUMULATION PLAN FOR
EMPLOYEES OF PFF BANK & TRUST

Financial Statements and Supplemental Schedule

December 31, 2000 and 1999

(With Independent Auditors' Report Thereon)

CAPITAL ACCUMULATION PLAN FOR
EMPLOYEES OF PFF BANK & TRUST

Independent Auditors' Report

The Plan Administrator
Capital Accumulation Plan
for Employees of PFF Bank & Trust:

We have audited the accompanying statements of Net Assets Available for Benefits of the Capital Accumulation Plan for Employees of PFF Bank & Trust (the Plan) as of December 31, 2000 and 1999 and the related Statements of Changes in Net Assets Available for Benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2000 and 1999 and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes at end of year is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Orange County, California
May 18, 2001

CAPITAL ACCUMULATION PLAN FOR
EMPLOYEES OF PFF BANK & TRUST

Statements of Net Assets Available for Benefits

December 31, 2000 and 1999
	2000	1999
Investments
Cash and cash equivalents	$ 15,240	16,137
Mutual Funds	10,896,092	11,332,776
Common Stock	4,706,436	4,434,705
Loans to participants	542,292	536,400
Total investments at fair value	16,160,060	16,320,018
Receivables - employer contribution	361,095	463,437
Net assets available for plan benefits	$ 16,521,155	16,783,455

See accompanying notes to financial statements.

CAPITAL ACCUMULATION PLAN FOR
EMPLOYEES OF PFF BANK & TRUST

Statements of Changes in Net Assets Available for Benefits

Years ended December 31, 2000 and 1999
	2000	1999
Contributions
Employer (note 1)	$ 361,095	463,437
Participants	965,953	950,755
	1,327,048	1,414,192

Investment Income:
Interest and dividends earned on investments	361,879	568,743
Realized and unrealized gains (losses), net	(601,774)	2,025,735
	(239,895)	2,594,478
Total Additions	1,087,153	4,008,670

Deductions from net assets attributed to:
Benefits paid to participants	1,347,903	1,361,800
Loan fees (note 1)	1,550	1,400
Total deductions	1,349,453	1,363,200
Increase (decrease) in net assets available for benefits	(262,300)	2,645,470
Net assets available for benefits:
Beginning of year	16,783,455	14,137,985
End of year	$ 16,521,155	16,783,455

See accompanying notes to financial statements.

CAPITAL ACCUMULATION PLAN FOR
EMPLOYEES OF PFF BANK & TRUST

Notes to Financial Statements

December 31, 2000 and 1999

(1) Description of Plan

The following description of the Capital Accumulation Plan for Employees of PFF Bank & Trust (the Plan), provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

(a) General

The Plan is a defined contribution plan covering all eligible employees of PFF Bank & Trust and its subsidiaries (the Bank or Plan Sponsor). Employees become eligible for participation in the Plan upon 6 months of employment. Participants must complete 501 hours of service to share in the employer's matching contribution. In order to become a participant, each eligible employee authorizes contributions by filing a 401(k) enrollment/change of status election. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

In January 1999, the Bank amended and restated the Plan by adopting a nonstandardized Code 401(k) profit sharing plan which named PFF Bank and Trust, Trust and Investment Services Division as trustee.

(b) Contributions

No contribution is required by the Bank; however, at the discretion of its Board of Directors, the Bank may contribute out of its income and/or accumulated earned surplus an amount equal to a specified percentage of the tax-deferred contribution of the participants or a profit sharing contribution with the amount to be determined by the Board of Directors. From inception of the Plan through July 3, 1997, the maximum annual participant contribution was 15% of the participant's annual salary, as defined within the Plan. Beginning July 4, 1997 and thereafter, to avoid violating IRS regulations, the maximum annual contribution is 8%, 7% and 5% for "non-highly" compensated employees, "highly compensated" employees and "executives," respectively. For 2000 and 1999, the Bank chose to match the participants' contributions at a rate of 100% of the first 1% and 50% of the next 6% of contributions. For "highly compensated" participants and "executives", the Bank chose to match 50% of the participants contributions up to 7% for 2000 and 1999. Forfeitures of matching contributions are used to reduce the Bank's matching contributions. For the years ended December 31, 2000 and 1999, participant forfeitures totaled $85,302 and $26,293, respectively. No profit sharing contribution was made for either 2000 or 1999.

(c) Participant Accounts

Each participant's account is credited with the participant's contribution and allocation of (a) the Banks contribution and (b) Plan earnings. Allocations other than the Bank's matching contributions are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's account.

(d) Participants Loans

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 reduced by the highest outstanding loan balance during the preceding 12 months or 50% of their vested account balance.

Loan repayments are to be made over a period not to exceed 5 years except loans for the purchase of a primary residence in which case payment may exceed 5 years. The loans are secured by the balance in the participant's account and bear interest at a rate of prime plus 1%. Participants pay a $50 origination fee for each loan advanced to them.

(e) Vesting

Participation in the Plan is voluntary. Employee contributions and the earnings as a result of each participant's contributions are 100% vested and nonforfeitable. The Bank's contributions vest to participants in accordance with a specified schedule with 100% vesting occurring after 5 years of service, on the participant's attaining age 65, or on the participant's death or total and permanent disablement.

(f) Payment of Benefits

On termination of service, a participant may elect to receive either a lump-sum amount equal to the vested balance of his or her account or annual (or more frequent) installments over a period not to exceed the life expectancy of the participant.

(2) Summary of Significant Accounting Policies

(a) Basis of Presentation

The accompanying financial statements have been prepared on the accrual basis of accounting.

(b) Trust Fund Managed by Investment Advisory Committee

Under the terms of the Plan, the assets of the Plan are placed in trust (the Trust), and are held under the trusteeship of PFF Trust and Investment Services (PFF Trust). Assets are managed under the direction of Employee Compensation and Benefits Committee of the Bank's Board of Directors (the Committee). The Committee has delegated certain of its ordinary management and investment responsibilities to certain members of the Bank's Executive Committee and the Human Resources Director. Committee members are appointed for an indefinite term by the Bank's Board of Directors. The Committee has full discretionary authority to administer the Plan and the trust agreement.

The investments and changes therein of these trust funds have been reported by PFF Trust as having been determined through the use of fair market values based upon quotations obtained from national securities exchanges or latest bid prices. Security transactions are accounted for on a trade-date basis. Realized gains and losses on the sale of investments are computed using the average cost method. Participant loans are valued at their outstanding balance which approximates fair value.

(c) Disclosure about Fair Value of Financial Instruments

Substantially all of the Plan's financial instruments are carried at fair value or amounts approximating fair value.

(d) Use of Estimates

Certain estimates and assumptions have been made relating to the reporting of Plan assets and liabilities to prepare the financial statements in conformity with generally accepted accounting principles. Actual results could differ from those estimates.

(e) Reclassifications

Certain reclassifications have been made to the prior year financial statements to conform with the current year presentation.

(f) Administrative Expenses

All administrative expenses of the Plan were paid directly by the Bank in 2000 and 1999 except for participant loans origination fees.

(3) Investments

The following table presents the cost and fair values of those investments at December 31, that represent 5% or more of the Plan's net assets.

Identity of party and description of asset	December& 31, 2000
	Cost	Fair value

PFF Bancorp, Inc. Stock	$1,458,287	4,706,436
Berger Small Company Growth	1,196,552	924,628
Capital Preservation Fund	2,990,143	2,990,143
Federated Stock Trust Fund	1,539,946	1,364,934
Federated Max-Cap Fund	2,474,009	2,502,490
Janus Worldwide Fund	1,074,689	1,056,589
Janus Balanced Fund	1,427,746	1,439,063

Total	$12,161,372	14,984,283

Identity of party and description of asset	December 31, 1999
	Cost	Fair value

PFF Bancorp, Inc. Stock	$3,932,958	4,434,705
Capital Preservation Fund	2,828,333	2,828,335
Federated Stock Trust Fund	1,610,001	1,470,836
Federated Max-Cap Fund	2,463,402	2,830,242
Janus Worldwide Fund	847,849	1,276,303
Janus Balanced Fund	1,438,781	1,628,189

Total	$13,121,324	14,468,610

Allocation of Plan Assets

Employee contributions are allocated to various funds based on the election made by each participant. Net income or loss of each fund is allocated on the basis of the proportionate asset balance of each participant as of the previous valuation date after adjustment for withdrawals, distributions and other additions or subtractions that may be appropriate. Under the daily valuation record-keeping system, earnings are allocated on the basis of current shares held in each participant's account and the accounts are valued daily.

A description of each investment fund follows:

- Federated Money Market Trust Fund - The Fund seeks to preserve capital while returning a market rate of return.

- Federated Capital Preservation Fund - The fund invests in Guaranteed Investment Contracts (GICs) issued by major U.S. and Canadian life insurance companies, and other stable value products.

- Federated Intermediate Income Bond Fund - The fund seeks current income consistent with capital preservation, by investing in U.S. government and corporate fixed-income securities.

- Janus Balanced Fund - The fund seeks long-term growth of capital by investing primarily in equity and debt securities.

- Federated Max-Cap Fund - The fund attempts to provide investment results that approximate the price and yield performance of the Standard & Poor's 500 Composite Index.

- Federated Stock Trust - The fund is designed for investors who seek growth of income and capital.

- Berger Small Company Growth Fund - The fund seeks capital preservation by investing primarily in equities issued by companies with capitalizations of less than $1 billion.

- Janus Worldwide Fund - The fund seeks long-term growth of capital consistent with preservation of capital by primarily investing in foreign and domestic common stocks.

- Federated Managed Income Fund - The fund seeks income by investing in 500 or more securities and across as many as 9 different asset classes.

- Federated Managed Growth & Income - The fund seeks stable income and some growth by investing in 500 or more securities and across as many as 9 different asset classes.

- Federated Managed Growth Fund - The fund seeks growth by investing in 500 or more securities and across as many as 9 different asset classes.

- Federated Managed Aggressive Growth Fund - The fund seeks high returns despite the significant risks by investing in 500 or more securities and across as many as 9 different asset classes.

- Federated Prime Obligation Fund - Proceeds from the liquidation of mutual funds are invested at a market rate of return until the assets are reinvested.

- Franklin Small Cap Growth Fund - The fund seeks long-term capital appreciation by investing in equity securities of companies with a market capitalization of less than $1 billion.

- T. Rowe Price International Stock Fund - The fund seeks total return from long-term growth of capital and income by investing primarily in common stocks of established foreign issuers.

- Vanguard Index Trust 500 Portfolio - The fund seeks to track, as closely as possible, the investment performance of the S & P 500 Index by investing in each of the Index's 500 stocks according to each stock's weighting in the index.

- Vanguard Wellington Fund - The fund seeks to provide conservative investors with conservation of principal and reasonable current income and profits without undue risk, by investing in common stocks and bonds.

- Vanguard Total Bond Market Portfolio - The fund seeks to replicate the total return of the Lehman Brothers Aggregate Bond Index by investing primarily in securities listed in the index.

- Certificates of Deposit - Fixed - The Fixed Rate Certificate of Deposit pays a market rate of return for a fixed term of one year.

- PFF Bancorp, Inc. Stock Fund - Stock fund assets are invested in PFF Bancorp, Inc. common stock and cash and cash equivalents. PFF Bancorp, Inc., is the holding company of the Plan's sponsor, the Bank.

- Highmark Diversified Money Market - Proceeds from the liquidation of mutual funds are invested at a market rate of return temporarily until the assets are reinvested.

(4) Plan Termination

Although the Bank has not expressed any intent to terminate the Plan, it may do so at any time subject to the provisions of ERISA. In the event the Plan is terminated, all participants become 100% vested in their account balances.

(5) Federal Income Taxes

The Internal Revenue Service has determined and informed the Bank by a letter dated July 24, 1995, that the Plan is designed in accordance with applicable sections of the Internal Revenue Code (IRC). The Plan has been amended since then. The Bank and the Plan's tax counsel believe that the Plan as amended is designed and is currently being operated in compliance with the applicable requirements of the IRC.

(6) Related Party Transactions

The Plan had zero on deposit at December 31, 2000 and 1999, respectively, in certificates of deposit at the Bank, the employer. The Plan held 225,458 and 228,888 shares of common stock of PFF Bancorp, Inc. at December 31, 2000 and 1999, respectively. In addition, the Bank was Trustee for all assets of the Plan.

			Schedule
CAPITAL ACCUMULATION PLAN FOR
EMPLOYEES OF PFF BANK & TRUST

Schedule of Assets Held for Investment Purposes at End of Year

December 31, 2000

	Description of investment
	including maturity date, rate of
Identity of issue, borrower,	interest, collateral, par, or		Current
lessor or similar party	maturity value	Cost	value

*PFF Bancorp, Inc.	Common Stock 225,458 shares	$1,458,287	4,706,436
Federated Capital Preservation
Fund	Mutual Fund 299,014 units	2,990,143	2,990,143
Federated Intermediate Income
Bond Fund	Mutual Fund 14,034 units	138,169	137,953
Federated Money Market Trust	Mutual Fund 12,470 units	12,470	12,470
Federated Managed Growth
Fund	Mutual Fund 7,737 units	99,742	92,540
Federated Stock Trust Fund	Mutual Fund 40,181 units	1,537,946	1,364,934
Federated Max-Cap Fund	Mutual Fund 93,516 units	2,474,009	2,502,489
Berger Small Company Growth	Mutual Fund 193,033 units	1,196,552	924,628
Federated Managed Aggressive
Growth Fund	Mutual Fund 10,094 units	144,483	131,123
Federated Growth Strategies
Fund	Mutual Fund 937,359 units	35,765	30,980
Janus Worldwide Fund	Mutual Fund 18,582 units	1,074,689	1,056,590
Janus Balanced Fund	Mutual Fund 93,516 units	1,427,746	1,439,063
Federated Managed Income
Fund	Mutual Fund 11,104 units	117,780	115,034
Federated Managed Growth
and Income Fund	Mutual Fund 9,113 units	106,328	98,145
Federated Prime Obligation
Fund	Money Market	15,240	15,240
Participants loans	77 loans with interest rates ranging
	from 7.29% to 10.50%	-	542,292

	Total	$12,829,349	16,160,060

* Denotes a party in interest.

See accompanying independent auditors' report.